August 13, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	M45 Mining Resources, Inc.
Item 4.01 Form 8-K
Filed August 1, 2007
File No.: 035-55254-42

Dear Sir or Madam:

We received your letter of August 2, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Filing indicated above, and we have filed the necessary corrections with the Securities and Exchange Commission on August 8, 2007.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪
The action of the Commission or the staff, acting pursuant to delegated authority, with respect to comments or changes, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings

▪	That staff comments or changes with respect to the disclosure does not foreclose the Commission from taking any action with respect to the filing; and
▪
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Thank you very much.

Very truly yours,

/s/
Andrea Cortelazzi,
President